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                         August 4, 2020

       Richard J. Hawkins
       Chief Executive Officer
       Lumos Pharma, Inc.
       4200 Marathon Blvd., Suite 200
       Austin, Texas 78756

                                                        Re: Lumos Pharma, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 28, 2020
                                                            File No. 333-240149

       Dear Mr. Hawkins:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Robert Suffoletta, Esq.